SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR H1 PAT FALLS 15% TO €2.15BN AS UNHEDGED OIL DOUBLES & TRAFFIC GROWS 6% AT LOWER FARES.

Ryanair Holdings plc today (2 Nov.) reported H1 PAT of €2.15bn, a fall of 15% from PY H1 PAT of €2.54bn, as the price of unhedged jet-fuel doubled and fares (which include peak summer) fell 4%, while traffic grew 6% to 125.8m pax.

	Q2 26	Q2 27	+/-	H1 26	H1 27	+/-
Passengers	61.2m	64.5m	+5%	119.0m	125.8m	+6%
Load Factor	96%	96%	-	95%	95%	-
Ave. fare (€)	64.80	63.40	-2%	58.00	55.70	-4%
Revenue (€)	5.48bn	5.70bn	+4%	9.82bn	10.08bn	+3%
Op. Costs (€)	3.53bn	3.88bn	+10%	6.96bn	7.69bn	+10%
PAT (€)	1.72bn	1.61bn	-6%	2.54bn	2.15bn	-15%

H1 highlights include:
● Traffic grew 6% to 125.8m.
● Rev. per pax fell 3% (ave. fare down 4% & ancil. rev. flat).
● Unit costs rose 5% as unhedged 20% jet-fuel prices doubled to c.$130bbl.
● 126 new routes & 1 new base (Rimini) on sale.
● FY27 jet-fuel 80% hedged at $67bbl. FY28 is 25% covered at $95bbl.
● Final €1.2bn bond repaid in May.
● €0.273 interim div. declared (payable in Feb. 2027).

Ryanair CEO Michael O’Leary, said:

Revenue & Costs:
“H1 Revenue rose 3% to €10.08bn. Scheduled revenue rose 1% to €7.0bn as traffic grew 6% but at 4% lower fares. H1 fares fell (April didn’t have a full Easter) as the Middle East conflict led to consumer hesitancy and later bookings. Ancillary revenue grew 6% to €3.08bn. Operating costs rose 10% to €7.69bn as the price of our 20% unhedged jet-fuel doubled and supplier compensation ceased following delivery of our final B-8200 “Gamechanger” in Spring 2026.

Ryanair’s FY27 jet-fuel prices (80% hedged at c.$67bbl) has widened our cost advantage over other EU competitors and helped insulate current year earnings. While oil prices remain volatile, the Group has extended FY28 hedge cover on recent price dips to 25% at c.$95bbl.

Balance Sheet, Liquidity & Returns:
Ryanair’s industry leading balance sheet and strong BBB+ credit ratings is supported by an unencumbered fleet of 620 B737 aircraft and strong liquidity. At 30 Sept. gross cash was €2.6bn even after €1.3bn debt repayments, €0.8bn capex and €0.4bn shareholder distributions. Liquidity is further boosted by the Group’s €1.1bn RCF which has c.€0.7bn undrawn. This financial strength widens the cost gap between Ryanair and our competitors, many of whom are heavily exposed to expensive (long-term) finance and aircraft lease costs.

In Sept. we completed our latest €750m buyback programme (cancelling c.28.6m shares). We have now retired over 40% of Ryanair’s issued share capital since 2008. The Board remains committed to shareholder returns and today (in line with our policy) declared an interim dividend of €0.273 per share (payable in late Feb. 2027) and another €800m share buyback (starting in Feb., when cashflows are typically strongly positive ahead of summer travel). This latest buyback is expected to run for approx. 10-months (from late Feb.), subject to market conditions.

FLEET & GROWTH
We welcome the FAAs recent certification of the MAX-10, which we expect EASA will also certify before year end. This will enable Ryanair to take delivery of our first 16 MAX-10s in Spring 2027, in time for S.27.

This winter (as we announced in Sept.) we have reduced the Group’s exposure to unhedged fuel by cutting our FY27 traffic target from 216m to 214m passengers. This schedule cut means winter traffic (Nov. to Mar.) will be broadly flat year-on-year. Next year, with 16 new MAX-10s in our S.27 fleet, we plan to grow traffic to over 220m passengers (+3%). We continue to allocate this scarce capacity to those States, Regions and Airports cutting aviation taxes and lowering fees to incentivise growth (such as Albania, Italy, Morocco, Slovakia and Sweden) while switching flights and traffic away from high tax/rising cost markets like Austria, Germany and Regional Spain. We have 126 additional routes and 1 new base (Rimini) on sale for S.27.

We expect European short-haul capacity will remain constrained into the early 2030s as the big 2 OEMs remain well behind on their production targets, Pratt & Whitney delays continue, airline M&A accelerates and unprofitable airlines (hit by higher jet-fuel prices and strong US dollar) face a difficult winter, with some EU carriers already in Chapter 11. These capacity constraints, combined with our widening cost advantage, strong balance sheet, low-cost (fuel-efficient) aircraft orderbook and industry leading ops resilience will, we believe, facilitate Ryanair’s sustainable, profitable growth to over 300m passengers p.a. by FY34.

ESG
During H1 the Group operated 210 Gamechanger aircraft (4% more seats, 16% less fuel) and we expect to add the first 16 new Boeing MAX-10s into our fleet for S.27 (20% more seats & 20% less fuel). This winter we’ll complete the winglet retrofit programme on our B737NG fleet (1.5% lower fuel burn & 6% less noise). Our continuing investment in new technology and operating resilience, coupled with ambitious SAF targets, makes Ryanair one of Europe’s most environmentally efficient airlines. Customer satisfaction (CSAT) scores improved to 90% this summer (PY: 89%) and the Ryanair Customer Panel recently met to provide valuable feedback on key customer touchpoints, incl. the future role of AI in travel.

At 30 Sept., 30% of Ryanair’s issued share capital was held by EU nationals (in line with the level registered at 31 Mar. 2026). EU nationals are entitled to exercise 100% of the voting rights in Ryanair Holdings plc, which ensures compliance with EU ownership and control requirement applicable to its EU airline subsidiaries.

OUTLOOK
FY27 traffic is expected to grow 3% to 214m while our unit cost leadership continues to widen. With 80% of jet-fuel hedged at c.$67bbl to Mar. 2027, this year’s earnings are well insulated from current oil price volatility, which also helped us to offset a further €300m EU enviro. tax increase, significant crew pay increases under new multi-year CLAs and higher maintenance. Final FY27 unit costs (now spread over the lower 214m traffic target) will depend on the price of H2 unhedged jet-fuel. While Q3 demand is strong, with fares trending modestly ahead of the same quarter last year, the booking window remains closer-in which reduces visibility. Q3s fare outcome will heavily depend on the strength of close-in Oct./Nov. school mid-term and Christmas bookings. As is normal at this time of year, we have zero Q4 visibility. It therefore remains too early to provide meaningful FY27 PAT guidance.

The final FY27 PAT remains highly sensitive to adverse external developments, incl. conflict escalation in the Middle East and Ukraine, the price of our 20% unhedged jet-fuel, macro-economic shocks and the impact of European ATC disruptions (strikes & mismanagement).

Addressing FY28 Fuel Costs
Unless there is a swift resolution of the Middle East conflict, we expect jet-fuel prices to remain elevated well into 2027. As low cost oil hedges roll off ahead of S.27, all EU airlines face a significantly higher fuel bill next year. While we believe European short haul airfares will increase materially to reflect these much higher jet-fuel prices and competitor capacity reductions, this is still unlikely to provide a full offset for an estimated c.€2bn increase (based on current forward prices) in our FY28 fuel bill. To help address this, we’re reviewing all costs across Group airlines with a particular focus on airport churn negotiations (as the fuel efficient MAX-10s deliver from Spring 2027), maturing labour agreements (which may require temporary pay freezes), lower crewing ratios and increased use of AI to drive further operational and back-office/support functions productivity.”

ENDS

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Cian Doherty Drury Tel: +353-1-260-5000

Ryanair Holdings plc, Europe’s largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying c.214m guests p.a. on approx. 3,800 daily flights from 95 bases, the Group connects almost 220 airports in 34 countries on a fleet of almost 650 aircraft, and 300 new Boeing 737s on order, which will enable the Ryanair Group to grow traffic to 300m p.a. by FY34. Ryanair has a team of almost 35,000 aviation professionals delivering Europe’s No.1 operational performance, and an industry leading 41-year safety record. Ryanair is one of the most efficient major EU airlines. With a young fleet and high load factors, Ryanair targets 50grams of CO₂ per pax/km by 2031 (a 27% reduction).

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially and that could impact the price of Ryanair's securities. Forward looking statements are based on management's beliefs and assumptions and on information currently available to management. Ryanair has no obligation to update any forward looking statements contained in this release, whether as a result of new information, future events, or otherwise. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy and the price of its securities. Among the factors that are subject to change and could significantly impact Ryanair's expected results and the price of its securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the maintenance and replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, litigation, post-Brexit uncertainties, changes in the structure of the European Union, any further change in the restrictions on the ownership of Ryanair's ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, aircraft availability and delays in the delivery of contracted aircraft, dependence on external service providers and key personnel, supply chain disruptions, tariffs, fluctuations in corporate tax rates, currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, continued acceptance of low fares airlines, the general willingness of passengers to travel, war, geopolitical uncertainty and other economic, social and political factors, significant outbreaks of airborne disease and global pandemics such as Covid-19 and unforeseen security events, terrorist attacks and cyber-attacks. There may be other risks and uncertainties that Ryanair is unable to predict at this time or that Ryanair currently does not expect to have a material adverse effect on its business.

 Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at September 30, 2026 (unaudited)

		At Sep 30,	At Mar 31,
		2026	2026
	Note	€M	€M
Non-current assets
Property, plant and equipment		11,275.0	11,373.1
Right-of-use asset		140.9	148.1
Intangible assets		146.4	146.4
Derivative financial instruments	10	185.2	92.4
Deferred tax		1.3	2.3
Other assets		218.9	240.5
Total non-current assets		11,967.7	12,002.8

Current assets
Inventories		4.6	4.8
Other assets		2,334.2	1,985.0
Trade receivables	10	68.8	44.2
Derivative financial instruments	10	1,663.3	2,133.9
Restricted cash	10	31.2	31.2
Financial assets: cash > 3 months	10	40.2	812.4
Cash and cash equivalents	10	2,518.1	2,733.4
Total current assets		6,660.4	7,744.9

Total assets		18,628.1	19,747.7

Current liabilities
Provisions		69.4	60.3
Trade payables	10	752.6	609.8
Accrued expenses and other liabilities		4,547.6	6,442.0
Current lease liability		40.8	39.8
Current maturities of debt	10	-	1,198.8
Derivative financial instruments	10	5.9	142.3
Current tax		280.6	79.8
Total current liabilities		5,696.9	8,572.8

Non-current liabilities
Provisions		118.9	141.3
Derivative financial instruments	10	3.1	7.8
Deferred tax		653.6	671.5
Non-current lease liability		101.2	105.1
Non-current maturities of debt	10	438.4	147.8
Total non-current liabilities		1,315.2	1,073.5

Shareholders' equity
Issued share capital		6.2	6.3
Share premium account		1,466.3	1,434.8
Other undenominated capital		4.2	4.1
Retained earnings		8,477.2	6,777.5
Other reserves		1,662.1	1,878.7
Total shareholders' equity		11,616.0	10,101.4

Total liabilities and shareholders' equity		18,628.1	19,747.7

 Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Half-Year Ended September 30, 2026 (unaudited)

		Change	IFRS Half-Year Ended	IFRS Half-Year Ended
			Sep 30, 2026	Sep 30, 2025
	Note	%*	€M	€M
Operating revenues
Scheduled revenues		+1%	7,003.3	6,908.6
Ancillary revenues		+6%	3,078.7	2,908.9
Total operating revenues	7	+3%	10,082.0	9,817.5

Operating expenses
Fuel and oil		-15%	3,402.8	2,969.7
Airport and handling charges		-4%	1,047.2	1,006.0
Staff costs		-5%	972.8	925.6
Depreciation		-19%	817.0	687.5
Route charges		-9%	789.3	724.7
Marketing, distribution and other		+1%	435.3	438.6
Maintenance, materials and repairs		-8%	222.3	204.9
Total operating expenses		-10%	7,686.7	6,957.0

Operating profit		-16%	2,395.3	2,860.5

Other income/(expense)
Net finance and other income		-51%	29.8	60.8
Foreign exchange gain/(loss)			0.3	(29.7)
Total other income		-3%	30.1	31.1

Profit before tax		-16%	2,425.4	2,891.6

Tax (expense)	4		(277.8)	(352.8)

Profit for the half-year – all attributable to equity holders of parent		-15%	2,147.6	2,538.8

IFRS earnings per ordinary share (€)
Basic		-14%	2.0664	2.3926
Diluted		-14%	2.0494	2.3738
Weighted avg. no. of ord. shares (in Ms)
Basic			1,039.3	1,061.1
Diluted			1,047.9	1,069.5

*’+’ is favourable and ‘-‘ is adverse period-on-period.

 Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Quarter Ended September 30, 2026 (unaudited)

		Change	IFRS Quarter Ended	IFRS Quarter Ended
			Sep 30, 2026	Sep 30, 2025
	Note	%*	€M	€M
Operating revenues
Scheduled revenues		+3%	4,088.8	3,964.8
Ancillary revenues		+6%	1,609.1	1,515.1
Total operating revenues	7	+4%	5,697.9	5,479.9

Operating expenses
Fuel and oil		-13%	1,713.5	1,512.9
Airport and handling charges		-3%	527.3	510.9
Staff costs		-7%	496.5	463.9
Route charges		-9%	403.2	368.4
Depreciation		-16%	399.9	344.2
Marketing, distribution and other		-7%	232.3	217.4
Maintenance, materials and repairs		+8%	105.3	115.0
Total operating expenses		-10%	3,878.0	3,532.7

Operating profit		-7%	1,819.9	1,947.2
Other income/(expense)
Net finance and other income		+23%	14.9	12.1
Foreign exchange (loss)/gain			(2.3)	2.1
Total other income		-11%	12.6	14.2

Profit before tax		-7%	1,832.5	1,961.4

Tax (expense)			(222.6)	(242.5)

Profit for the quarter – all attributable to equity holders of parent		-6%	1,609.9	1,718.9

Earnings per ordinary share (€)
Basic		-4%	1.5519	1.6219
Diluted		-4%	1.5392	1.6086
Weighted avg. no. of ord. shares (in Ms)
Basic			1,037.4	1,059.8
Diluted			1,045.9	1,068.6

*’+’ is favourable and ‘-‘ is adverse period-on-period.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the Half-Year Ended September 30, 2026 (unaudited)

	Half-Year	Half-Year
	Ended	Ended
	Sep 30,	Sep 30,
	2026	2025
	€M	€M

Profit for the half-year	2,147.6	2,538.8

Other comprehensive (loss):
Items that will not be reclassified subsequently to profit or loss:	0.9	-

Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	(207.5)	(181.9)
Total other comprehensive (loss) for the half-year, net of income tax	(206.6)	(181.9)
Total comprehensive income for the half-year – attributable to equity holders of parent
	1,941.0	2,356.9

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the Quarter Ended September 30, 2026 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Sep 30,	Sep 30,
	2026	2025
	€M	€M

Profit for the quarter	1,609.9	1,718.9

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:	0.9	-

Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	801.1	221.1
Total other comprehensive income for the quarter, net of income tax	802.0	221.1
Total comprehensive income for the quarter – attributable to equity holders of parent
	2,411.9	1,940.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the Half-Year Ended September 30, 2026 (unaudited)

	Half-Year	Half-Year
	Ended	Ended
	Sep 30,	Sep 30,
	2026	2025
	€M	€M
Operating activities
Profit after tax	2,147.6	2,538.8

Adjustments to reconcile profit after tax to net cash from operating activities
Depreciation	817.0	687.5
Decrease/(increase) in inventories	0.2	(0.7)
Tax expense	277.8	352.8
Share based payments	7.2	9.0
(Increase) in trade receivables	(24.6)	(4.2)
(Increase)/decrease in other assets*	(257.6)	305.3
Increase in trade payables	234.8	72.5
(Decrease) in accrued expenses and other liabilities	(1,897.8)	(2,120.1)
(Decrease) in provisions	(27.6)	(15.4)
Decrease in finance income	1.8	1.8
(Decrease) in finance expense	(8.9)	(16.5)
Foreign exchange	(1.8)	21.8
Income tax (paid)	(60.9)	(53.5)
Net cash inflow from operating activities	1,207.2	1,779.1

Investing activities
Capital expenditure - purchase of property, plant and equipment	(840.8)	(1,113.3)
Decrease in financial assets: cash > 3 months	772.2	94.6
Net cash used in investing activities	(68.6)	(1,018.7)

Financing activities
Proceeds from shares issued	-	1.8
Share buyback	(234.8)	(202.6)
Dividends paid	(192.0)	(229.0)
Repayment of borrowings	(1,310.0)	(1,190.0)
Proceeds from borrowings	400.0	-
Lease liabilities paid	(19.6)	(17.3)
Net cash used in financing activities	(1,356.4)	(1,637.1)

Decrease in cash and cash equivalents	(217.8)	(876.7)
Net foreign exchange gain/(loss)	2.5	(23.1)
Cash and cash equivalents at beginning of the period	2,733.4	3,863.3
Cash and cash equivalents at end of the period	2,518.1	2,963.5

Included in the cash flows from operating activities for the half-year are the following amounts:
Interest income received	38.9	52.5
Interest expense paid	(17.2)	(46.0)

*Includes Italian AGCM fine, paid in Sept. 2026 and recoverable upon successful appeal.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity for the Half-Year Ended September 30, 2026 (unaudited)

		Issued	Share	Other		Other
	Ordinary	Share	Premium	Undenom.	Retained	Reserves	Other
	Shares	Capital	Account	Capital	Earnings	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M

Balance at March 31, 2025	1,063.9	6.4	1,421.6	4.0	5,588.6	(21.3)	37.6	7,036.9
Profit for the half-year	-	-	-	-	2,538.8	-	-	2,538.8
Other comprehensive loss
Net movements in cash flow reserve	-	-	-	-	-	(181.9)	-	(181.9)
Total other comprehensive loss	-	-	-	-	-	(181.9)	-	(181.9)
Total comprehensive income/(loss)	-	-	-	-	2,538.8	(181.9)	-	2,356.9
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.4	-	10.2	-	(8.4)	-	-	1.8
Repurchase of ordinary equity shares	-	-	-	-	(205.8)	-	-	(205.8)
Cancellation of repurchased shares	(8.2)	-	-	-	-	-	-	-
Dividends	-	-	-	-	(229.0)	-	-	(229.0)
Share-based payments	-	-	-	-	-	-	9.0	9.0
Transfer of exercised and expired share-based awards	-	-	-	-	0.1	-	(0.1)	-
Balance at September 30, 2025	1,056.1	6.4	1,431.8	4.0	7,684.3	(203.2)	46.5	8,969.8
Loss for the half-year	-	-	-	-	(365.1)	-	-	(365.1)
Other comprehensive income
Net movements in cash-flow reserve	-	-	-	-	-	2,033.9	-	2,033.9
Total other comprehensive income	-	-	-	-	-	2,033.9	-	2,033.9
Total comprehensive (loss)/income	-	-	-	-	(365.1)	2,033.9	-	1,668.8
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.1	-	3.0	-	(1.6)	-	-	1.4
Repurchase of ordinary equity shares	-	-	-	-	(330.3)	-	-	(330.3)
Cancellation of repurchased shares	(12.3)	(0.1)	-	0.1	-	-	-	-
Dividends	-	-	-	-	(214.3)	-	-	(214.3)
Share-based payments	-	-	-	-	-	-	6.0	6.0
Transfer of exercised and expired share-based awards	-	-	-	-	4.5	-	(4.5)	-
Balance at March 31, 2026	1,043.9	6.3	1,434.8	4.1	6,777.5	1,830.7	48.0	10,101.4
Profit for the half-year	-	-	-	-	2,147.6	-	-	2,147.6
Other comprehensive income/(loss)
Net actuarial gains from retirement benefit plans	-	-	-	-	0.9	-	-	0.9
Net movements in cash flow reserve	-	-	-	-	-	(207.5)	-	(207.5)
Total other comprehensive income / (loss)	-	-	-	-	0.9	(207.5)	-	(206.6)
Total comprehensive income/(loss)	-	-	-	-	2,148.5	(207.5)	-	1,941.0
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	1.4	-	31.5	-	(31.5)	-	-	-
Repurchase of ordinary equity shares	-	-	-	-	(231.2)	-	-	(231.2)
Cancellation of repurchased shares	(9.5)	(0.1)	-	0.1	-	-	-	-
Dividends	-	-	-	-	(202.4)	-	-	(202.4)
Share-based payments	-	-	-	-	-	-	7.2	7.2
Transfer of exercised and expired share-based awards	-	-	-	-	16.3	-	(16.3)	-
Balance at September 30, 2026	1,035.8	6.2	1,466.3	4.2	8,477.2	1,623.2	38.9	11,616.0

Ryanair Holdings plc and Subsidiaries
MD&A Half-Year Ended September 30, 2026 (“H1 FY27”)

Introduction
For the purposes of the Management Discussion and Analysis (“MD&A”) (with the exception of the balance sheet commentary) all figures and comments are by reference to the H1 FY27 results.

Income Statement

Scheduled revenue:
Scheduled revenue increased 1% to €7.0BN as traffic grew 6% (to 125.8M passengers) at 4% lower fares. Fares fell (April didn’t have a full Easter) as the Middle East conflict led to consumer hesitancy and later bookings.

Ancillary revenues:
Ancillary revenue grew 6% (in line with traffic) to €3.08BN (c.€24.50 per passenger).

Total revenue:
As a result of the above, total revenue rose 3% to €10.08BN.

Operating Expenses:

Fuel and oil:
Fuel and oil increased 15% to €3.40BN as the price of the Group’s 20% unhedged jet fuel doubled, environmental taxes rose and flight hours increased 5%. Ryanair’s 80% jet fuel hedging (at approx. $670 per met. tonne) and lower fuel burn on the B737-8200 (“Gamechanger”) aircraft helped insulate current year earnings.

Airport and handling charges:
Airport and handling charges rose 4% to €1.05BN, below 6% traffic growth.

Staff costs:
Staff costs rose 5% to €0.97BN, reflecting pre-agreed pay increases, incl. new multi-year CLAs in various jurisdictions, and 6% higher sectors, partially offset by (an average) 25 new Gamechangers in the fleet in the period (driving efficiency).

Depreciation:
Depreciation increased 19% to €0.82BN, primarily due to (an average) 25 new Gamechangers in the fleet, higher aircraft utilisation (sectors up 6%), increased maintenance on the B737NG fleet and provision for mid-life “hospital visits” on B-8200 LEAP engines.

Route charges:
Route charges rose 9% to €0.79BN, due to a 6% increase in sectors and higher Eurocontrol/ATC rates.

Marketing, distribution and other:
Marketing, distribution and other fell 1% to €0.44BN due to lower marketing & other expenses offset by higher EU261 costs.

Maintenance, materials and repairs:
Maintenance, materials and repairs rose 8% to €0.22BN due to higher aircraft utilisation, fleet growth (incl. additional line maintenance) and labour inflation. There are no further supplier compensation credits following delivery of our final Gamechanger in Feb. 2026.

Other income:
Other income dipped as supplier compensation ceased following delivery of our final B-8200 in Feb. 2026 (incl. in the PY comparative). This was offset by debt repayments and marginally higher deposit interest rates. Foreign exchange translation primarily reflects the impact of €/US$ exchange rate movements on balance sheet revaluations.

Balance sheet:
Gross cash was €2.6BN at September 30, 2026 (March 31, 2026: €3.6BN) after €1.3BN debt repayments, €0.8BN capex and €0.4BN shareholder distributions, offset by a €0.4BN drawdown under the Group’s RCF in Sept. Net cash was €2.0BN (March 31, 2026: €2.1BN).

Shareholders’ equity:
Shareholders’ equity increased by €1.51BN to €11.62BN in the half year primarily due to €2.15BN PAT offset by €0.43BN shareholder distributions and an IFRS hedge accounting decrease in derivatives of €0.21BN.

MD&A Quarter Ended September 30, 2026 (“Q2 FY27”)

Introduction
For the purposes of the Management Discussion and Analysis (“MD&A”) (with the exception of the balance sheet commentary) all figures and comments are by reference to the Q2 FY27 results.

Income Statement

Scheduled revenues:
Scheduled revenues increased 3% to €4.09BN as traffic grew 5% (to 64.5M passengers) at 2% lower fares.

Ancillary revenues:
Ancillary revenue rose 6% (ahead of 5% traffic growth) to €1.61BN (c.€25 per passenger).

Total revenue:
As a result of the above, total revenue rose 4% to €5.70BN.

Operating Expenses:

Fuel and oil:
Fuel and oil increased 13% to €1.71BN as the price of the Group’s 20% unhedged jet fuel doubled, environmental taxes rose and flight hours increased 5%. Ryanair’s 80% jet fuel hedging (at approx. $670 per met. tonne) and lower fuel burn on the Gamechanger aircraft helped insulate earnings.

Airport and handling charges:
Airport and handling charges rose 3% to €0.53BN, below 5% traffic growth.

Staff costs:
Staff costs increased 7% to €0.50BN, reflecting pre-agreed pay increases, incl. new multi-year CLAs in various jurisdictions, and 5% higher sectors, partially offset by (an average) 20 new Gamechangers in the fleet (driving efficiency).

Route charges:
Route charges rose 9% to €0.40BN, primarily due to a 5% increase in sectors and higher Eurocontrol/ATC rates.

Depreciation:
Depreciation increased 16% to €0.40BN, primarily due to (an average) 20 new Gamechangers in the fleet, higher aircraft utilisation (sectors up 5%), increased maintenance on the B737NG fleet and provision for mid-life “hospital visits” on B-8200 LEAP engines.

Marketing, distribution and other:
Marketing, distribution and other rose 7% to €0.23BN, primarily due to higher EU261 costs, with significant disruptions arising from NATS system failures, Belgian ATC strikes and Mount Etna eruptions.

Maintenance, materials and repairs:
Maintenance, materials and repairs declined 8% to €0.11BN primarily due to the timing of aircraft checks, offset by higher aircraft utilisation, fleet growth (incl. additional line maintenance) and labour inflation. There are no further supplier compensation credits following delivery of our final Gamechanger in Feb.

Other income:
Other income fell as debt repayments were offset by lower gross cash balances following repayment of our final €1.2BN bond in May. Foreign exchange translation reflects the impact of primarily €/US$ exchange rate movements on balance sheet revaluations.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the half-year ended September 30, 2026 (H1 FY27) meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Central Bank (Investment Market Conduct) Rules 2019.

This interim management report includes the following:

●
Principal risks and uncertainties relating to the remaining six months of the year;
●
Related party transactions; and
●
Post balance sheet events.

Results of operations for H1 FY27 compared to the half-year ended September 30, 2025 (H1 FY26), including important events that occurred during the quarter, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

Jet fuel is subject to wide price fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices increased significantly following Russia’s invasion of Ukraine in February 2022 and remain volatile in light of the ongoing Middle East conflict.

Among other factors that are subject to change and could significantly impact Ryanair’s expected results for the remainder of the year and the price of Ryanair securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union (“EU”) and other governments and their respective regulatory agencies, post-Brexit uncertainties, any change in the restrictions on the ownership of Ryanair’s ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economic, social and political factors, global pandemics such as Covid-19, capacity growth in Europe, the availability of appropriate insurance coverage, supply chain disruptions/delays, increasing fares to cover rising business costs, cybersecurity risks and increased costs to minimise those risks, increasingly complex data protection laws and regulations, dependence on key personnel, the expectation that corporation tax rates will rise, the risk of a recession or significant economic slowdown, tariff wars and unforeseen security events.

Board of Directors

Details of the members of the Company’s Board of Directors are set forth on pages 226 to 227 of the Group’s 2026 Annual Report.

Related party transactions – Please see note 9.

Post balance sheet events – Please see note 12.

Going concern

The Directors, having made inquiries, believe that the Group has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing these condensed consolidated interim financial statements. The continued preparation of the Group’s condensed consolidated interim financial statements on the going concern basis is supported by the financial projections prepared by the Group.

In arriving at this decision to adopt the going concern basis of accounting, the Board has considered, among other things:

●
The Group’s €2.15BN PAT in H1 FY27;
●
The Group’s liquidity, with €2.6BN gross cash at September 30, 2026, and c.€0.7BN undrawn funds under the Group’s €1.1BN revolving credit facility (“RCF”);
●
The Group’s fuel hedging position (approx. 80% of FY27 and approx. 25% of FY28 jet fuel requirements were hedged at September 30, 2026 at $668 and $954 per metric tonne respectively);
●
The Group’s focus on cost reduction and cash management;
●
The Group’s strong BBB+ credit ratings from both S&P and Fitch Ratings;
●
The Group’s industry leading balance sheet position with its unencumbered fleet of 620 B737 aircraft;
●
The Group’s access to the debt capital markets, unsecured/secured bank debt and sale and leaseback transactions; and
●
The Group’s ability, as evidenced throughout downturns (such as the Covid pandemic), to preserve cash and reduce operational and capital expenditure.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1. Basis of preparation and material accounting policies

Ryanair Holdings plc (the “Company”) is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements for the H1 FY27, comprise the results of the Company and its subsidiaries (together referred to as the “Group”).

These unaudited condensed consolidated interim financial statements (“the interim financial statements”), which should be read in conjunction with our 2026 Annual Report for the year ended March 31, 2026, have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU (“IAS 34”). They do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2026, are available at http://investor.ryanair.com/.

In adopting the going concern basis in preparing the interim financial statements, the Directors have considered Ryanair’s available sources of finance including access to the capital markets, sale and leaseback transactions, secured and unsecured debt structures, undrawn funds under the Group’s revolving credit facility, the Group’s cash on-hand and cash generation and preservation projections, together with factors likely to affect its future performance, as well as the Group’s principal risks and uncertainties.

The September 30, 2026 figures and the September 30, 2025 comparative figures do not include all of the information required for full annual financial statements and therefore do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2026, together with the independent auditor’s report thereon, are available on the Company’s website and will be filed with the Irish Registrar of Companies. The auditor’s report on those financial statements was unqualified. The accounting policies, presentation and methods of computation followed in the interim financial statements are consistent with those applied in the Company’s latest Annual Report.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for H1 FY27 on October 29, 2026 (with Board approval on October 30, 2026).

Except as stated otherwise below, the interim financial statements for H1 FY27 have been prepared in accordance with the accounting policies set out in the Group’s most recent published consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and IFRS Accounting standards as issued by the International Accounting Standards Board (IASB).

New IFRS standards adopted during the period
The following new and amended standards, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the financial year beginning on April 1, 2026, and therefore were applied by the Group for the first time in these interim financial statements:

●
Annual Improvements Volume 11 (effective on or after January 1, 2026).
●
Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7 (effective on or after January 1, 2026).
●
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 (effective on or after January 1, 2026).

The adoption of these new or amended standards did not have a material impact on the Group’s financial position or results in H1 FY27, and are not expected to have a material impact on financial periods thereafter.

Prospective IFRS accounting changes, new standards and interpretations not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. Those that are not, as of yet, EU endorsed are flagged. While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●
IFRS 20 Regulatory Assets and Regulatory Liabilities (effective on or after January 1, 2029).*
●
IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective on or after January 1, 2027).*
●
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency (effective on or after January 1, 2027).*
●
Amendments to IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective on or after January 1, 2027).*
●
Amendments to the Fair Value Option in IAS 28 Investments in Associates and Joint Ventures (effective on or after January 1, 2027).*
 *These standards or amendments to standards are not as of yet EU endorsed.

The Group is currently evaluating the impact of IFRS 18 Presentation and Disclosure in Financial Statements (effective on or after January 1, 2027). IFRS 18 is the new standard on presentation and disclosure in financial statements (replacing IAS 1), with a focus on updates to the income statement. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be considerable, in particular those related to the classification of income and expenses into operating, investing and financing categories on the face of the income statement.

2. Judgements and estimates

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates, judgements and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, and the results of such estimates form the basis of carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set forth below.

Critical estimates

Long-lived assets

At September 30, 2026, the Group had €11.3BN of property, plant and equipment long-lived assets, of which €10.9BN were aircraft related. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets and the expected residual values of the assets.

In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information.

The Group's estimate of each aircraft’s residual value is 15% of market value on delivery, based on independent valuations and actual aircraft disposals during prior periods, and each aircraft’s useful life is determined to be 23 years.

Revisions to these estimates could be caused by changes to maintenance programmes, changes in utilisation of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, geopolitical uncertainties, changes in new aircraft fuel efficiency, changing market prices for new and used aircraft of the same or similar types, tariffs and macro economic shocks. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

Critical judgements

In the opinion of the Directors, the following significant judgements were exercised in the preparation of the financial statements:

Long-lived assets

On acquisition a judgement is made to allocate an element of the cost of an acquired aircraft to the cost of major airframe and engine overhauls, reflecting its service potential and the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining useful life of the aircraft.

3. Seasonality of operations

The Group’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group’s consolidated tax expense for H1 FY27 of €278M (H1 FY26: €353M) comprises a current tax charge of €263M and a €15M deferred tax charge primarily relating to the temporary differences for property, plant and equipment. No significant or unusual tax charges or credits arose during the period. The effective tax rate of approx. 11.5% for H1 FY27 (H1 FY26: approx. 12%) is the result of the mix of profits and losses incurred by Ryanair’s operating subsidiaries primarily in Ireland, Malta, Poland and the UK.

5. Contingencies

The Group is engaged in certain litigation arising in the ordinary course of its business. The Group does not believe that this litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group’s results of operations or financial position.

6. Capital commitments

At September 30, 2026 the Group had an operating fleet of 621 (2025: 610) Boeing 737 and 26 (2025: 26) Airbus A320 aircraft. In May 2023, the Group ordered up to 300 (150 firm and 150 options) new Boeing 737-MAX-10 aircraft for delivery between 2027 to 2034. This transaction was approved at the Company’s AGM in September 2023.

7. Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company’s Chief Operating Decision Maker (CODM).

The Group comprises five separate airlines, Buzz, Lauda Europe (“Lauda”), Malta Air, Ryanair DAC and Ryanair UK. Buzz, Malta Air and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as ‘Other Airlines.’ The Ryanair DAC segment incorporates all of the Group's operations, except for those included within ‘Other Airlines’, and is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes.

The CODM assesses the performance of the business based on the profit or loss after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimise consolidated financial results. Reportable segment information is presented as follows:

Half-Year Ended	Ryanair DAC Sep 30, 2026 €M	Other Airlines Sep 30, 2026 €M	Elimination Sep 30, 2026 €M	Total Sep 30, 2026 €M
Scheduled revenues	6,895.5	107.8	-	7,003.3
Ancillary revenues	3,078.7	-	-	3,078.7
Inter-segment revenues	424.2	832.7	(1,256.9)	-
Segment revenues	10,398.4	940.5	(1,256.9)	10,082.0

Reportable segment profit after income tax	2,082.2	65.4	-	2,147.6

Other segment information:
Depreciation	(798.2)	(18.8)	-	(817.0)
Net finance and other income/(expense)	32.2	(2.4)	-	29.8
Capital expenditure	(653.7)	(35.9)	-	(689.6)
Staff costs	(607.7)	(365.1)	-	(972.8)

Segment assets	18,240.9	387.2	-	18,628.1
Segment liabilities	(6,502.6)	(509.5)	-	(7,012.1)

Half-Year Ended	Ryanair DAC Sep 30, 2025 €M	Other Airlines Sep 30, 2025 €M	Elimination Sep 30, 2025 €M	Total Sep 30, 2025 €M
Scheduled revenues	6,796.0	112.6	-	6,908.6
Ancillary revenues	2,908.9	-	-	2,908.9
Inter-segment revenues	404.8	793.1	(1,197.9)	-
Segment revenues	10,109.7	905.7	(1,197.9)	9,817.5

Reportable segment profit after income tax	2,487.0	51.8	-	2,538.8

Other segment information:
Depreciation	(668.3)	(19.2)	-	(687.5)
Net finance and other income/(expense)	64.0	(3.2)	-	60.8
Capital expenditure	(840.6)	(22.5)	-	(863.1)
Staff costs	(581.7)	(343.9)	-	(925.6)

Segment assets	16,018.8	370.3	-	16,389.1
Segment liabilities	(6,954.2)	(465.1)	-	(7,419.3)

Quarter Ended	Ryanair DAC Sep 30, 2026 €M	Other Airlines Sep 30, 2026 €M	Elimination Sep 30, 2026 €M	Total Sep 30, 2026 €M
Scheduled revenues	4,019.2	69.6	-	4,088.8
Ancillary revenues	1,609.1	-	-	1,609.1
Inter-segment revenues	215.1	419.9	(635.0)	-
Segment revenues	5,843.4	489.5	(635.0)	5,697.9

Reportable segment profit after income tax	1,573.1	36.8	-	1,609.9

Other segment information:
Depreciation	(390.7)	(9.2)	-	(399.9)
Net finance and other income/(expense)	16.1	(1.2)	-	14.9
Capital expenditure	(284.2)	(15.7)	-	(299.9)
Staff costs	(307.1)	(189.4)	-	(496.5)

Segment assets	18,240.9	387.2	-	18,628.1
Segment liabilities	(6,502.6)	(509.5)	-	(7,012.1)

Quarter Ended	Ryanair DAC Sep 30, 2025 €M	Other Airlines Sep 30, 2025 €M	Elimination Sep 30, 2025 €M	Total Sep 30, 2025 €M
Scheduled revenue	3,892.1	72.7	-	3,964.8
Ancillary revenue	1,515.1	-	-	1,515.1
Inter-segment revenues	205.8	398.8	(604.6)	-
Segment revenues	5,613.0	471.5	(604.6)	5,479.9

Reportable segment profit after income tax	1,698.6	20.3	-	1,718.9

Other segment information:
Depreciation	(334.6)	(9.6)	-	(344.2)
Net finance and other income/(expense)	13.6	(1.5)	-	12.1
Capital expenditure	(437.4)	(9.9)	-	(447.3)
Staff costs	(287.7)	(176.2)	-	(463.9)

Segment assets	16,018.8	370.3	-	16,389.1
Segment liabilities	(6,954.2)	(465.1)	-	(7,419.3)

The expense line items not presented in the tables above are incurred by Ryanair DAC and as such have not been presented across the segments.

The following table disaggregates departing traffic revenue in primary geographical markets. In accordance with IFRS 8, revenue by country of departure has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. “Other” includes all other countries in which the Group has operations.

	Half-Year Ended Sep 30, 2026	Half-Year Ended Sep 30, 2025	Quarter Ended Sep 30, 2026	Quarter Ended Sep 30, 2025
	€M	€M	€M	€M

Italy	2,186.6	2,098.0	1,221.6	1,158.0
Spain	1,711.3	1,755.1	967.5	983.4
United Kingdom	1,489.5	1,405.3	833.8	771.5
Ireland	540.3	543.9	298.1	298.5
Other	4,154.3	4,015.2	2,376.9	2,268.5
Total revenue	10,082.0	9,817.5	5,697.9	5,479.9

Ancillary revenues comprise revenues from non-flight scheduled operations, inflight sales and internet-related services. Non-flight scheduled revenue arises from the sale of discretionary products such as priority boarding, reserved seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognised at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel-related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15.

8. Property, plant and equipment

During H1 FY27, net capital additions amounted to €0.7BN principally reflecting aircraft pre-delivery deposits and capitalised maintenance, offset by depreciation.

9. Related party transactions

The Company’s related parties include its subsidiaries, Directors and Key Management Personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in H1 FY27 that materially affected the financial position or the performance of the Group during that period and there were no changes in the related party transactions described in the 2026 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

10. Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group’s financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2026 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy
Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●
Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●
Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation
Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group’s financial instruments:

Financial instruments measured at fair value

●
Derivatives – currency forwards, jet fuel forward swap contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at September 30, 2026 has been used to establish fair value. The Group’s credit risk and counterparty’s credit risk is taken into account when establishing fair value (Level 2).

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During H1 FY27 there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated balance sheet, are as follows:

	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2026	2026	2026	2026
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	105.4	105.4	92.4	92.4
- Jet fuel & carbon derivative contracts	79.8	79.8	-	-
	185.2	185.2	92.4	92.4
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	112.0	112.0	35.8	35.8
- Jet fuel & carbon derivative contracts	1,551.3	1,551.3	2,098.1	2,098.1
	1,663.3	1,663.3	2,133.9	2,133.9
Trade receivables*	68.8		44.2
Cash and cash equivalents*	2,518.1		2,733.4
Financial asset: cash > 3 months*	40.2		812.4
Restricted cash*	31.2		31.2
	4,321.6	1,663.3	5,755.1	2,133.9
Total financial assets	4,506.8	1,848.5	5,847.5	2,226.3

	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2026	2026	2026	2026
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	0.5	0.5	-	-
- U.S. dollar currency forward contracts	2.6	2.6	7.8	7.8
	3.1	3.1	7.8	7.8
Non-current maturities of debt:
- Long-term debt	438.4	438.4	147.8	147.8
	438.4	438.4	147.8	147.8
	441.5	441.5	155.6	155.6

Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	0.6	0.6	70.5	70.5
- U.S. dollar currency forward contracts	5.3	5.3	71.8	71.8
	5.9	5.9	142.3	142.3

Current maturities of debt:
- Bonds**	-	-	1,198.8	1,196.4
	-	-	1,198.8	1,196.4
Trade payables*	752.6		609.8
Accrued expenses*	2,212.2		2,221.6
	2,970.7	5.9	4,172.5	1,338.7
Total financial liabilities	3,412.2	447.4	4,328.1	1,494.3

*The fair value of each of these financial instruments approximate their carrying values due to the short-term nature of the instruments.
** In May 2026 the Group repaid its final €1.2BN Eurobond.

11. Shareholders’ equity and shareholders’ returns

In line with the Group’s Dividend Policy, a FY26 final dividend of €0.195 per share was paid in September 2026.

In H1 FY27 the Company bought back, and cancelled, approx. 9.5M ordinary shares under its €750M share buyback programme at a total cost of €0.2BN. This is equivalent to approx. 0.9% of the Company’s issued share capital at March 31, 2026. As a result of these share buybacks, share capital decreased by approx. 9.5M ordinary shares. The €750M share buyback programme was completed in September 2026.

12. Post balance sheet events

The Company has declared a €0.273 interim dividend per share payable in late February 2027 and announced another €800M share buyback (starting in February 2027). This latest buyback is expected to run for approx. 10 months (from late February 2027), subject to market conditions.

Ryanair Holdings plc and Subsidiaries
Responsibility Statement

Statement of the Directors in respect of the interim financial report

The Directors are responsible for preparing the half-yearly financial report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 (“Transparency Directive”), and the Central Bank (Investment Market Conduct) Rules 2019.

In preparing the condensed set of consolidated interim financial statements included within the half-yearly financial report, the Directors are required to:
●
prepare and present the condensed set of financial statements in accordance with IAS 34 Interim Financial Reporting as adopted by the EU, the Transparency Directive and the Central Bank (Investment Market Conduct) Rules 2019;
●
ensure the condensed set of financial statements has adequate disclosures;
●
select and apply appropriate accounting policies; and
●
make accounting estimates that are reasonable in the circumstances.

The Directors are responsible for designing, implementing and maintaining such internal controls as they determine is necessary to enable the preparation of the condensed set of financial statements that is free from material misstatement whether due to fraud or error.

We confirm that to the best of our knowledge:

(1)
the condensed set of consolidated interim financial statements included within the half-yearly financial report of Ryanair Holdings plc for the six months ended September 30, 2026 (“the interim financial information”) which comprises the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders’ equity and the related explanatory notes, have been presented and prepared in accordance with IAS 34 Interim Financial Reporting, as adopted by the EU, the Transparency Directive and the Central Bank (Investment Market Conduct) Rules 2019.

(2)
The interim financial information presented, as required by the Transparency Directive, includes:
a.
an indication of important events that have occurred during the first 6 months of the financial year, and their impact on the condensed set of consolidated interim financial statements;
b.
a description of the principal risks and uncertainties for the remaining 6 months of the financial year;
c.
related parties’ transactions that have taken place in the first 6 months of the current financial year and that have materially affected the financial position or the performance of the enterprise during that period; and
d.
any changes in the related parties’ transactions described in the last annual report that could have a material effect on the financial position or performance of the enterprise in the first 6 months of the current financial year.

On behalf of the Board

Stan McCarthy                            Michael O’Leary
Chairman                                     Chief Executive

October 30, 2026

Independent review report to Ryanair Holdings plc

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed Ryanair Holdings plc’s Condensed Consolidated Interim Financial Statements (the “interim financial statements”) in the Half-Yearly Financial Report of Ryanair Holdings plc for the period ended September 30, 2026 (the “period”).

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019.

The interim financial statements comprise:

●
the Condensed Consolidated Interim Balance Sheet as at September 30, 2026 on page 1;
●
the Condensed Consolidated Interim Income Statement and Condensed Consolidated Interim Statement of Comprehensive Income for the Half-Year then ended on pages 2 and 4;
●
the Condensed Consolidated Interim Income Statement and Condensed Consolidated Interim Statement of Comprehensive Income for the Quarter then ended on pages 3 and 4;
●
the Condensed Consolidated Interim Statement of Cash Flows for the Half-Year ended September 30, 2026 on page 5;
●
the Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity for the Half-Year ended September 30, 2026 on page 6; and
●
the Notes forming part of the Condensed Consolidated Interim Financial Statements on pages 12 to 20.

The MD&A Half-Year Ended September 30, 2026 on pages 7 to 8, the MD&A Quarter Ended September 30, 2026 on page 9 and the Interim Management Report on pages 10 to 11 do not form part of the interim financial statements.

The interim financial statements included in the Half-Yearly Financial Report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the group is applicable law, International Financial Reporting Standards (IFRSs) as adopted by the European Union and IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ (“ISRE (Ireland) 2410”) issued for use in Ireland. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the Half-Yearly Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the Directors have inappropriately adopted the going concern basis of accounting or that the Directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with ISRE (Ireland) 2410. However future events or conditions may cause the group to cease to continue as a going concern.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The Half-Yearly Financial Report, including the interim financial statements, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Half-Yearly Financial Report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019. In preparing the Half-Yearly Financial Report including the interim financial statements, the Directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the Half-Yearly Financial Report based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019 and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers
Chartered Accountants
October 30, 2026
Dublin

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 November, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary